1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2010

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

298 Fushan South Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒            Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐            No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date January 8, 2010	By	/S/ ZHANG BAOCAI
Zhang Baocai, Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

NOTICE OF THE 2010 FIRST EXTRAORDINARY GENERAL MEETING

Notice is hereby given that the first extraordinary general meeting for the year 2010 (the “EGM”) of Yanzhou Coal Mining Company Limited (the “Company”) will be held at 9:00 a.m. on Friday, 26 February 2010 at the Conference Room of Wai Zhao Building, 329 South Fushan Road, Zoucheng, Shandong Province, the PRC for the purpose of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company:

AS AN ORDINARY RESOLUTION

To consider and approve the following resolution:

1.	“That:

Mr. Li Weimin, nominated by the board of directors (the “Board”) of the Company, be and is hereby elected as a director of the Company whose appointment will become effective from the date of election at the EGM and will expire on the date of the conclusion of the general meeting for the election of the fifth session of the Board of the Company. Yankuang Group Corporation Limited (“Yankuang Group”), the controlling shareholder of the Company, recommended Mr. Li Weimin as the Vice Chairman of the Company.

Please refer to Annex 1 to this notice for the biography of Mr. Li Weimin.”

AS SPECIAL RESOLUTIONS

To consider and approve the following resolutions:

2.	“That:

The proposal regarding amendments to the Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited be and is hereby approved.”

3.	“That:

The proposal regarding amendments to the Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited be and is hereby approved.”

Please refer to Annex 2 and Annex 3 to this notice for details of the two special resolutions above.

By order of the Board
Yanzhou Coal Mining Company Limited
Wang Xin
Chairman

Zoucheng, Shandong, the PRC

8 January 2010

Notes:

(A)	Holders of the Company’s overseas listed foreign invested shares (in the form of H Shares) whose names appear on the Company’s register of members of H Shares which is maintained by Hong Kong Registrars Limited at the close of business on Tuesday, 26 January 2010 are entitled to attend the EGM after completing the registration procedures for attending the EGM.

(B)	Holders of H Shares, who intend to attend the EGM, must deliver the completed reply slips for attending the EGM to the Office of the Secretary of the Board no later than Friday, 5 February 2010. Shareholders can deliver the required documents for registration to the Company in person, by post or by facsimile. Further details of the requirements of the instrument appointing the proxies are set out in note (C) below.

Details of the Office of the Secretary of the Board are as follows:

298 South Fushan Road

Zoucheng

Shandong Province 273500

PRC

Tel: 86-537-5382319

Fax: 86-537-5383311

(C)	Each holder of H Shares who has the right to attend and vote at the EGM is entitled to appoint in writing one or more proxies, whether a Shareholder or not, to attend and vote on his behalf at the EGM.

The proxies of a Shareholder who has appointed more than one proxy may only vote on a poll. The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorized in writing, or if the appointer is a legal entity, either under seal or under the hand of a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorizing that attorney to sign, or other documents of authorization, must be notarized.

For holders of H Shares, the power of attorney or other documents of authorization and proxy forms must be delivered to Hong Kong Registrars Limited (17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no less than 24 hours before the time appointed for the holding of the EGM or any adjournment thereof in order for such documents to be valid.

(D)	The H share register will be closed from Wednesday, 27 January 2010 to Friday, 26 February 2010, during which time no transfer of H Shares will be registered. Holders of H Shares who wish to attend the EGM must deliver their duly stamped instruments of transfer, accompanied by the relevant share certificates, to Hong Kong Registrars Limited (Room No. 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) no later than 4:30 p.m, Tuesday, 26 January 2010.

(E)	The EGM is expected to last half a day. Shareholders attending the EGM are responsible for their own transportation and accommodation expenses.

(F)	All votings at the EGM will be conducted by poll.

Annex 1:

PERSONAL BIOGRAPHY OF MR. LI WEIMIN

Li Weimin, aged 49, a researcher in engineering technique applications and PhD, holder of a doctor degree in mining engineering and a master degree of EMBA. Mr. Li joined the predecessor of the Company in 1982. In November 2002, Mr. Li was appointed as the manager of the Jiling Coal Mine III of the Company. In August 2006, Mr. Li was appointed as the deputy chief engineer and the deputy head of the Safety and Supervision Bureau of Yankuang Group. In December 2007, Mr. Li was promoted to be the head of the Safety and Supervision Bureau of Yankuang Group and became a member of the senior management of Yankuang Group. From May 2009 to August 2009, Mr. Li was appointed as the deputy general manager of Yankuang Group and served as the head of the Safety and Supervision Bureau of Yankuang Group. In July 2009, Mr. Li was appointed as the general manager of the Company. Mr. Li was graduated from China University of Mining and Technology and Nankai University.

As far as the Board is aware and save as disclosed above, Mr. Li Weimin did not hold any directorship in public companies the securities of which are listed on any securities market in Hong Kong or overseas or other major appointments and professional qualifications in the last 3 years preceding the date of this notice, nor does he have any relationship with any directors, senior management or substantial or controlling shareholder of the Company. As at the date of this notice, Mr. Li Weimin does not have, or deemed to have, any interests in any shares or underlying shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

As at the date of this notice, the Company and Mr. Li Weimin have not entered into any service contract which provides for a specified length of service. The remuneration of Mr. Li Weimin will be determined at the general meeting of the Company with reference to his duties, responsibilities and experience, and the prevailing market conditions.

Save as disclosed above, the Board is not aware of any matters in relation to the appointment of Mr. Li Weimin which are required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited or any other matter needed to be brought to the attention of the shareholders of the Company.

Annex 2:

AMENDMENTS TO THE RULES OF PROCEDURES FOR THE BOARD OF

YANZHOU COAL MINING COMPANY LIMITED

The Rules of Procedures for the Board of Yanzhou Coal Mining Company Limited (the “Rules of Procedures for the Board”) is annexed to the Articles of Association of Yanzhou Coal Mining Company Limited (the “Articles of Association”). The Rules of Procedures for the Board are prepared by the Board, considered and approved at the general meeting before coming into effect. Amendments have been made to the Rules of Procedures for the Board by Yanzhou Coal Mining Company Limited (the “Company”) following amendments to the listing regulatory requirements and the Articles of Association, details of which are set out below:

1.	Article 8 of the original Rules of Procedures for the Board

“Article 8 The Chairman of the board of directors shall be elected and dismissed by more than one-half of all members of the board of directors. The term of office of the Chairman shall be three (3) years, which is renewable upon re-election.”

is amended as:

“Article 8 The Chairman and Vice Chairman of the board of directors shall be elected and dismissed by more than one-half of all members of the board of directors. The term of office of the Chairman and Vice Chairman shall be three (3) years, which is renewable upon re-election.”

Reason for the amendment: To align with Article 148 of the Articles of Association.

2.	Item 3, Clause 1 of Article 11 of the original Rules of Procedures for the Board

“(3) With the consent of all independent directors, the independent directors may engage external audit institutions or consultative institutions independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company.”

is amended as:

“(3) With the consent of more than one-half of all independent directors, the independent directors may engage external audit institutions or consultative institutions independently to provide audit and consultation for specific matters of the Company, the relevant costs of which shall be undertaken by the Company.”

Reason for the amendment: To align with Article 160 of the Articles of Association.

3.	Article 16 of the original Rules of Procedures for the Board

“Article 16 Where the directors of the Company violate the provisions of the listing rules of a stock exchange on which the Company’s shares are listed or the undertakings given to a stock exchange, the stock exchange may, depending on the seriousness of the situations, penalize the directors in the following manners:

1.	criticize by way of notice circulated within the listed company;

2.	reprimand publicly;

3.	confirm publicly that the directors concerned are unsuitable to act as directors of listed companies.”

is amended as:

“Article 16 Where the directors of the Company violate the provisions of the listing rules of a stock exchange on which the Company’s shares are listed or the undertakings given to a stock exchange, the stock exchange may, depending on the seriousness of the situations, penalize the directors in the following manners:

1.	criticize by way of notice circulated within the listed company;

2.	reprimand publicly;

3.	confirm publicly that the directors concerned are unsuitable to act as directors of listed companies for a minimum of three years.

The penalties 2 and 3 above can be imposed concurrently. ”

Reason for the amendment: The amendment is made in accordance with the relevant amendment to Rule 17.3 of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

4.	Article 19 of the original Rules of Procedures for the Board

“Article 19 Specialized committees are formed under the board of directors to conduct studies on professional matters and provide the board of directors with opinions and recommendations for reference in making decisions. The specialized committees shall consist of directors only.”

is amended as:

“Article 19 The board of directors may establish special committees such as strategic committee, audit committee, nomination committee and remuneration committee as it deems appropriate to conduct studies on professional matters and provide the board of directors with opinions and recommendations for reference in making decisions. The specialized committees shall consist of directors only.”

Reason for the amendment: To align with Article 168 of the Articles of Association.

5.	Article 20 of the original Rules of Procedures for the Board

“Article 20 The audit committee of the board of directors consists of non-executive directors only, the majority of which are independent directors who also act as conveners. At least one of the independent directors shall be accounting professional or shall have appropriate financial management expertise.”

is amended as:

“Article 20 Independent directors should comprise the majority of the audit committee and the remuneration committee of the board of directors and should act as conveners. The audit committee consists of non-executive directors only, and at least one of whom shall be accounting professional or shall have appropriate financial management expertise. ”

Reason for the amendment: To align with Article 168 of the Articles of Association.

6.	A new Article 22 is inserted after Article 21 of the original Rules of Procedures for the Board.

“Article 22 The main duties of the remuneration committee of the board of directors include:

(1)	formulating and making recommendation to the board of directors for remuneration packages or proposals according to various factors such as major scope of work, duties and importance of the management positions of directors and senior management and the level of remuneration for similar positions of other relevant enterprises;

(2)	monitoring the implementation of the remuneration system for directors and senior management of the Company;

(3)	reviewing the performance of duties and conducting annual performance assessment of the Company’s directors and senior management and giving advice to the board of directors on the remuneration of directors and senior management;

(4)	formulating and making recommendation to the board of directors for specific remuneration packages (including non-monetary benefits, pension entitlement and compensations) of directors and senior management under the authority granted by the board of directors;

(5)	reviewing and approving the following compensation arrangements to ensure that such compensation is determined in accordance with relevant contractual terms, or where such compensation is not determined in accordance with relevant contractual terms, that such compensation is fair and reasonable: (1) the compensation payable to directors and senior management in connection with any loss or termination of their office; (2) the compensation relating to dismissal or removal of directors for misconduct;

(6)	ensuring that none of the directors or their associates is involved in deciding his own remuneration;

(7)	reporting to the board of directors of the Company the decision of or advice from the remuneration committee;

(8)	dealing with other business which requires the remuneration committee to handle and undertaking other tasks as delegated by the board of directors in accordance with the domestic and overseas regulatory requirements.”

Reason for the addition: The Article is added in accordance with the Responsibilities of the Remuneration Committee of the Board of Yanzhou Coal Mining Company Limited as well as the practical situation of the Company.

7.	Clause 1 of Article 47 of the original Rules of Procedures for the Board

“Except as stipulated in Article 50, a proposal shall be approved and a resolution shall be passed in a meeting of the board of directors by more than half or two-thirds of all the directors of the Company. In case where a higher majority is required by the laws, administrative regulations and the Articles of Association, such laws, administrative regulations and provisions of the Articles of Association shall apply.”

is amended as:

“Unless otherwise stipulated herein, a proposal shall be approved and a resolution shall be passed in a meeting of the board of directors by more than half or two-thirds of all the directors of the Company. In case where a higher majority is required by the laws, administrative regulations and the Articles of Association, such laws, administrative regulations and provisions of the Articles of Association shall apply.”

Reason for the amendment: To ensure the expression herein is flexible and rigorous.

8.	Article 52 of the original Rules of Procedures for the Board

“Article 52 Resolutions of the board of directors shall be submitted to the Shanghai Stock Exchange within two (2) business days after the board meeting.”

is amended as:

“Article 53 Resolutions of the board of directors shall be submitted to the Shanghai Stock Exchange within two (2) trading days after the board meeting.”

Reason for the amendment: The amendment is made in accordance with the relevant amendment of Rule 18.1 of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

9.	Article numbers of the Rules of Procedures for the Board shall be renumbered accordingly as a result of these amendments.

Annex 3:

AMENDMENTS TO THE RULES OF PROCEDURES FOR THE SUPERVISORY COMMITTEE OF

YANZHOU COAL MINING COMPANY LIMITED

The Rules of Procedures for the Supervisory Committee of Yanzhou Coal Mining Company Limited (the “Rules of Procedures for the Supervisory Committee”) is annexed to the Articles of Association of Yanzhou Coal Mining Company Limited (the “Articles of Association”). The Rules of Procedures for the Supervisory Committee are prepared by the Supervisory Committee, considered and approved at the general meeting before coming into effect. Amendments have been made to the Rules of Procedures for the Supervisory Committee by Yanzhou Coal Mining Company Limited (the “Company”) following amendments to the listing regulatory requirements and the Articles of Association, details of which are set out below:

1.	Article 4 of the original Rules of Procedures for the Supervisory Committee

“Article 4 The Supervisory Committee is comprised of five members who are representatives of shareholders and employees of the Company, one of whom shall preside as the chairman of the Supervisory Committee.

The appointment and removal of the chairman of the Supervisory Committee shall be approved by two- thirds of the votes of the Supervisors.”

is amended as:

Article 4 The Supervisory Committee is comprised of six members who are representatives of shareholders and employees. The number of the Supervisors who are employee representatives shall not be less than one-third of the total number of the members of the Supervisory Committee. The Supervisory Committee shall have one chairman and one vice chairman.

The appointment and removal of the chairman and vice chairman of the Supervisory Committee shall be approved by two-thirds of the members of the Supervisory Committee.”

Reason for the amendment: To align with the relevant descriptions of Articles 201 and 204 of the Articles of Association.

2.	Article 5 of the original Rules of Procedures for the Supervisory Committee

“Article 5 Each term of office of a Supervisor shall be three years.

A Supervisor who is a shareholder representative shall be elected among the candidates nominated by shareholders or replaced by a majority of votes of the shareholders attending the general meeting. A Supervisor who is an employee representative shall be elected or replaced by employees of the Company.

A Supervisor may be re-elected to serve another term of office. Directors, the general manager and other senior management personnel shall not act as Supervisors concurrently.”

is amended as:

“Article 5 Each term of office of a Supervisor shall be three years, which is renewable upon re- election.

Supervisors who are shareholder representatives shall be elected and removed by general meetings. In general, a proposal relating to candidates for Supervisors who are shareholder representatives shall be submitted to a general meeting by the Supervisory Committee of the Company. Shareholders and the board of directors of the Company can nominate the candidates for Supervisors in accordance with the requirements of the Articles of Association. The Supervisors who are employee representatives shall be elected and removed by democratic elections of the employees of the Company.

Directors, the general manager and other senior management personnel shall not act as Supervisors concurrently.”

Reason for the amendment: To align with the relevant descriptions of Articles 204 and 205 of the Articles of Association.

3.	Clause 2 of Article 11 of the original Rules of Procedures for the Supervisory Committee

“If the chairman of the Supervisory Committee is unable to or fails to exercise his powers and duties, the vice-chairman of the Supervisory Committee shall exercise such powers and duties.”

is amended as:

“Where the chairman of the Supervisory Committee is unable to or fails to perform his duties, the vice chairman of the Supervisory Committee shall exercise such duties. Where the vice chairman of the Supervisory Committee is unable to or fails to perform his duties, a Supervisor nominated by a majority of the Supervisors shall perform such duties.

A Supervisor who fails to attend two successive meetings of the Supervisory Committee in person shall be deemed as unable to perform his duties and shall be replaced by a general meeting or employee representatives’ meeting.”

Reason for the amendment: To align with the relevant descriptions of Article 207 of the Articles of Association.

4.	Clauses 2 and 3 of Article 20 of the original Rules of Procedures for the Supervisory Committee

“Notice of the meeting of the Supervisory Committee shall be sent to the Supervisors at least five days prior to the meeting, and notice of extraordinary meeting of the Supervisory Committee shall be sent at least two days prior to the meeting. An announcement shall be made and explanations shall be given in case the meeting cannot be held as scheduled.

In case of emergency and an extraordinary meeting of the Supervisory Committee must be held urgently, the notice of meeting can be given orally or through telephone, but the convener must give an explanation at the extraordinary meeting.”

be amended as:

“Notice of the meeting of the Supervisory Committee shall be sent to the Supervisors at least five days prior to the meeting, and notice of extraordinary meeting of the Supervisory Committee shall be sent at least two days prior to the meeting. Such notice can be delivered in-person, by fax, express courier or registered air mail. An announcement shall be made and explanations shall be given in case the meeting cannot be held as scheduled.”

Reason for the amendment: To align with the relevant descriptions of Article 209 of the Articles of Association.

5.	Article 26 of the original Rules of Procedures for the Supervisory Committee

“Article 26 Any resolution of the Supervisory Committee put to vote shall be decided by a show of hands by the Supervisors present. Each Supervisor shall have one vote. Resolution shall not take effect unless approved by two-thirds of all Supervisors.”

is amended as:

“Article 26 Any resolution of the Supervisory Committee put to vote shall be decided by a show of hands or by poll by the Supervisors present. Each Supervisor shall have one vote. A resolution is passed when voted in favour by more than two-thirds of the members of the Supervisory Committee.”

Reason for the amendment: To align with the relevant descriptions of Article 209 of the Articles of Association.

About the Company

Our contact information of this release is:

•	Business address: 298 Fushan South Road, Zoucheng, Shandong Province, 273500 PRC

•	Telephone number: (86) 537 538 2319

•	Website: http://www.yanzhoucoal.com.cn

•	Contact person: Zhang Baocai, Director and Company Secretary; (86) 537 538 3310